NEBS
The Small Business Resource
1995 Annual Report


Outside Front Cover         Graphic of NEBS logo and four photographs of various
                            NEBS customers and employees

     NEBS Profile
     NEBS is the leading supplier of business forms and other printed products to small businesses in the United States and Canada. The Company's primary channel to the small business customer is direct mail order. During 1995, NEBS served more than 1,292,000 small business customers.

NEBS base product line consists of a wide range of standardized business forms, custom forms, software and related printed products specifically designed to facilitate the management of a small business. In addition, the Company markets stationery, promotional materials and software to enable a small business to create a consistent and professional image.

During a typical week, the Company's six production facilities located in the US, Canada and the UK receive and process in excess of 50,000 orders with an average order value of approximately $100.

NEBS established and has retained its market leadership by providing the high-quality products a small business needs at affordable prices and with outstanding customer service.


Inside Front Cover                               Graphic of various NEBS product

Financial Highlights



(In thousands of dollars except per share amounts)
For the Fiscal Year Ended                  June 30, 1995 (A)  June 24, 1994 (B)

Net Sales                                          $263,724           $251,253
Income Before Income Taxes                           28,492             27,599
Net Income                                           16,298             15,563
Earnings Per Share                                     1.07               1.01
Dividends Per Share                                     .80                .80

Operating Statistics

Return on Stockholders' Equity                         17.8%              15.6%
Income Before Income Taxes as a Percent
 of Sales                                              10.8%              11.0%
Net Income as a Percent of Sales                        6.2%               6.2%
Working Capital                                    $ 45,340           $ 54,870
Stockholders' Equity                                 91,523             99,479
Book Value Per Share                                   6.16               6.43

(A) Included in the 1995 results is a $1.96 million pretax charge, or $.07 per share, related to integration of the Company's SYCOM subsidiary.
(B) Included in the 1994 results is a $5.45 million pretax charge, or $.21 per share, related to a restructuring program.


Meeting Small Business Needs -  A Strategy for Growth
Small businesses are changing the way they conduct business. They are installing computers and software for operational efficiency. They are taking advantage of new printing technology for more professional looking sales and marketing materials. They are focusing on image, recognizing the value of color and consistent design across all printed products. They are searching for a supplier who understands their needs, a company to help them manage and promote their business. Meeting small business needs is one of the largest business opportunities of this decade. There are an estimated 10 million small businesses and 20 million in-home offices in the United States, Canada and the United Kingdom, the three countries where NEBS operates. Their numbers and the volume of products and services they purchase are expected to grow substantially over the next few years. NEBS is in a unique position to serve the changing needs of the small business marketplace and to capitalize on this exceptional growth opportunity. We understand the market. In-home offices and businesses with 20 or fewer employees have been our focus for 43 years. In 1995 alone, we served more than 1,292,000 small business customers. We have direct access to the market. We contact more than 8,000,000 small businesses each year through the mail and maintain a proprietary data base of their buying preferences. Most importantly, we sustain a solid reputation in the market as a high quality supplier who understands and responds to small businesses.

In 1995, we broadened our vision. We looked beyond our strength as the nation's leading supplier of business forms for small business, and focused on small business needs. We determined how best to build on our strengths to meet those needs. And we set out to become the source of printed products, software and services for managing and promoting a small business.

     We invite you to review the early results of our efforts and to follow our progress in the years ahead -- as NEBS fulfills its mission to be "The Small Business Resource."

To Our Stockholders

     Overview
     The Company achieved record sales during fiscal 1995 and set the foundation for future growth. The Company's small business image-building products were enhanced with the Company Colors(TM) line of forms and stationery and the Page Magic(TM) software line. Continued investment in color printing, telephone and database technology strengthened the Company's product and service capabilities. Retail distribution was expanded significantly by means of an alliance with Kinko's, Inc. The year's efforts improved the Company's ability to meet the ever changing needs of the small business marketplace.

     Financial Performance
     Sales for the year grew 5% to $263,724,000 and the number of customers served grew to a record 1,292,000. This performance reflected strong growth in the Company's retail and Canadian businesses and continued growth in computer forms, custom forms and image products. Reflecting the slowing economy, sales of standardized manual business forms contracted during the latter half of the year and growth rates across all lines weakened.

Earnings amounted to $16,298,000 versus last year's $15,563,000. Earnings per share were $1.07 versus last year's $1.01. This year's earnings reflected an exit charge and period expense of $.13 per share related to the integration of the Company's SYCOM subsidiary. Last year's earnings included a $.21 per share restructuring charge for an organizational realignment and cost reduction measures. Dividends were paid for the 32nd consecutive year and amounted to $.80 per share. We are pleased to have maintained the Company's strong profitability during 1995 in light of the on-going investment required by product, channel and marketing initiatives.

     Financial Condition
     The Company's operating cash flow and financial condition remained strong. During the year, the Company repurchased $16,998,000 of common stock and paid out $12,192,000 in dividends to stockholders. In spite of these significant cash outflows, the Company had cash and short-term investments of $22,964,000 at year-end and maintained a current ratio of 2.4 and a balance sheet free of debt.

     Business Highlights
     We are encouraged by the progress made by the Company during 1995. The Company's accomplishments and initiatives to accelerate future growth are highlighted below.

Kinko's Alliance   One of the more promising developments during the year was the formation of an alliance with Kinko's, Inc. Through the alliance, the Company's design and printing services were made available to small businesses at select sites within Kinko's network of more than 750 retail stores. At fiscal year-end, the Company had established 22 custom print desks in Kinko's stores and announced a joint commitment with Kinko's to grow the number to a minimum of 50 stores by December, 1995.

The alliance provides Kinko's with access by mail to millions of small businesses, while the Company gains direct access to the $10 billion retail market for small business printing services.

Company Colors   The Company's new image-building line was created in response to customer demand for printed products combining functionality with coordinated color and design. Company Colors offers a full range of manual and computer forms, business cards, stationery and related products in five popular two-color combinations with consistent design elements. Company Colors provides the Company with the product breadth required to meet customer needs in both the retail and mail order channels.

Software Products    Page Magic desktop publishing software and its companion
line of laser printer papers were introduced through direct mail and retail in the second fiscal quarter. The Company's market-leading One-Write Plus(R) accounting package continued to exhibit strong sales through mail order. Development of a Windows(TM) version of One-Write Plus progressed throughout the year with introduction expected during fiscal 1996. The Company has continued to invest heavily in the development of One-Write Plus for Windows and to establish cost-effective technical support.

International Operations    The Company's Canadian subsidiary exhibited renewed
strength and posted its best performance in several years. The improvement was led by new products, improved marketing programs and the improving Canadian economy. In a promising venture, the Canadian subsidiary arranged to display the Company's products in self-service kiosks in selected Mail Boxes, Etc. of Canada stores. Revenues generated by the Company's U.K. branch also exhibited renewed growth driven by product and market initiatives.

Investment in the Future   Investment during 1995 was focused on technology,
systems and skills necessary to meet the new and emerging needs of the small business marketplace. The Company added key personnel with expertise in software development and distribution, information systems technology, channel marketing and color printing technology. NEBSnet(TM), the Company's proprietary design and composition system, was developed to facilitate the sales and order process in the retail channel. The Company modernized its telemarketing and technical support systems and added significantly to its full-color printing capability. We anticipate the need to continue to invest in technology to keep pace with increasingly demanding customer requirements.

Page 3 Photographs of Richard H. Rhoads, Chairman and William C. Lowe, President, Chief Executive Officer

     Future Outlook
     The sales growth weakness in the latter half of fiscal 1995 underscores two forces prevalent in the small business marketplace. The sale of forms and related products by mail order remains closely tied to the economic health of the small business market. In addition, advancements in retail point-of-sale systems and desktop computers continue to negatively impact demand for standardized manual forms. Future opportunity is emerging from related trends in the small business market. Small businesses consume over $11 billion of printed products annually, are increasingly computerized, demand a distinctive image and prefer to make initial purchases through retail. To take advantage of these trends, the Company is expanding retail distribution, developing software products, and introducing printed products with coordinated color and design. These initiatives will enable the Company to serve a significantly larger portion of the total market, and more importantly, to become the premier supplier to these small businesses.

     Goals for 1996
     During 1996, the Company will introduce One-Write Plus(R) for Windows(TM) and continue to refine and expand the Company Colors line. The Company will also seek opportunities to form additional alliances to fill the full range of service and product needs of our small business customers. Finally, we will continue to focus on the alliance with Kinko's. Our goal is to make this important venture an unqualified success. The Company's financial goal for 1996 is to achieve double-digit revenue growth during the latter half of the year while maintaining profitability ratios. In light of the sales growth weakness experienced during the latter half of fiscal 1995, continued pressure on the standardized manual forms business and the investment demands of channel and product initiatives, achieving this financial objective will be a challenge. The Company will continue to seek opportunities to reduce costs and to increase operational efficiency to support our goals.

     Board of Directors

     At its April meeting, the Board elected Brian E. Stern, President of the Personal Document Products Division of Xerox Corporation, to its membership. Brian brings strong experience with technology-based business to the Board, and will help ensure the Company competes successfully in its new channels and lines of business. We're delighted that Brian has joined us and we're looking forward to working with him in the future. At the April meeting, the Board of Directors also accepted the resignation of Robert Ripp as a Director of the Company. Bob had ably served the Company for three years and we wish him well in his future endeavors.

     Words of Thanks
     We would like to draw attention to the talent, dedication and commitment of each of our 2,055 employees. The Company's employees are the source of its strength and we commend them for their efforts and accomplishments during the year. We remain indebted to our diverse and loyal customer base for their business and thank them for their help in defining the NEBS of the future. Finally, we thank you, our stockholders, for the strength of your interest and support. Serving your best long term interest remains our highest priority.


/s/ Richard H. Rhoads

Richard H. Rhoads, Chairman


/s/ William C. Lowe

William C. Lowe, President and Chief Executive Officer

September 15, 1995

Page 4 Photograph of NEBS customer Ed Jones and Graphic of NEBS One-Write Plus software package


Making Business Easier for Small Business --
A NEBS Tradition

     In 1995 and for more than 43 years, small business has relied on NEBS business forms. More than a record, our forms offer a blueprint for any type of transaction with customers or suppliers, making business easier and more efficient for new and established small businesses. NEBS manual business forms, the Company's foundation, remain as important to NEBS today as to the millions of customers who rely on them. Sold primarily through the mail, our manual business forms serve as an introduction to the full range of NEBS products and services. In 1995, we continued to refine this vital product line, adapting it to the changing needs and preferences of small businesses. In response to customer requests, our most popular manual forms were redesigned with a more contemporary look. We expanded our collection of value-priced "starter kits," sets of imprinted forms tailored to specific lines of business. We introduced easier-to-use catalogs with tips on managing a small business, to make ordering less time-consuming and more informative. And we saved customer time with new database technology that links catalog mailings to customer purchase histories. Customers receive less mail, and it is focused on the products and services they need.

NEBS computer forms and software products continued to make managing and promoting an automated small business easier. One-Write Plus(R), NEBS proprietary accounting software, remains the nation's best selling DOS accounting and payroll package. Through 1995, small businesses have installed more than 350,000 copies. With the pending release of the Microsoft(R) Windows(TM) version, the popularity of One-Write Plus will spread to those small businesses using and converting to Windows. For small businesses who want to create promotional materials with desktop systems, we introduced the Page Magic(TM) software line in 1995. Featuring easy-to-use templates, Page Magic enables a customer to design and print distinctive flyers, business cards, brochures and newsletters -- in-house on a laser printer. At our founding in 1952, we provided the products small businesses depend on, and grew to be their leading supplier of manual business forms. As small businesses installed computers, we developed a full line of continuous forms, software and related technical support. Today, as the needs of small business continue to change, NEBS remains committed to providing the required products and services. Through internal initiatives and external alliances, we are poised to respond in the future as we have for the past 43 years.

Listening to Our Customers
Suggestions from small business owners like Ed Jones, a NEBS customer for 14 years, prompted the redesign of our contractor catalog. With less copy, larger product photos, easy-to-find color-coded sections and tips on managing a small business, ordering by mail became less time-consuming and more informative in 1995.

A Perfect Partner
Certified Public Accountant Richard Goldman of Providence, RI estimates that he introduces at least 200 small business owners to One Write Plus each year through seminars he conducts at software retail outlets in the Northeast. Richard is a member of NEBS Perfect Partner Program, a group of CPAs who serve as consultants to NEBS customers across the US. "One Write Plus is an excellent program," Richard said. "It's flexible and easy to use for small businesses, and powerful enough for the larger corporation."

Leveraging our Strengths:
     Bringing New Services to Small Business
     Many companies have products and services of value to small business, but lack the distribution channels to deliver them to market. With our direct access to small businesses and our extensive customer support organization, NEBS is actively seeking alliances with these companies to better serve our customers. In the years ahead, we envision small businesses turning to NEBS not only for our forms, promotional products and software, but for a broad array of third party products and services specifically tailored to their needs.


Page 5 Photograph of NEBS Perfect Partner: Richard Goldman at training session

Page 6 Graphic of NEBS Page Magic software package and products and photo of various items of the NEBS product line


Offering Small Businesses a Professional Image

     An increasing number of small businesses want more than functional printed products; they want printed products that project an image. During 1995, NEBS responded by establishing a division dedicated to the creation of image-building products and services. Our efforts in the NEBS Image Division will bolster our ability to meet this emerging small business need. We introduced Company Colors(TM) -- a multi-level program offering image-building products for any small business budget. For the do-it-yourself marketer, Company Colors provides a line of colorful desktop publishing papers. Compatible with our Page Magic(TM) software and other page design and word processing programs, these desktop papers allow small businesses to produce attractive, multi-colored stationery, business cards, flyers and other image-oriented promotional products -- without the cost and hassle of commercial printing.

Next, Company Colors gives a small business the opportunity to achieve a consistent look across all its printed materials -- with the Company Colors palette, five of the most popular, two color combinations used on stationery and business cards. When ordering our most popular standard NEBS products, a customer may now designate a preferred palette. Business cards, stationery and envelopes may also be ordered in this color scheme, professionally printed by NEBS on a wide range of paper stock. In short, Company Colors offers fully color-coordinated printed products -- from manual and computer forms to business cards and stationery -- without the time and expense associated with local designers, advertising agencies and printers. For the small business with a need for more extensive custom design and printing services, we introduced an industry first in 1995. We call it NEBSnet(TM) -- a proprietary, interactive graphic design workstation developed by NEBS software engineers. Operated by a NEBS representative, it enables a customer to order competitively priced custom forms, business cards, stationery, envelopes, even full-color brochures from NEBS -- typically printed and shipped in less than a week. A growing number of small businesses are searching for an affordable way to create a professional image. In 1995, NEBS developed Company Colors and NEBSnet to meet their needs.

Page Magic -- For the Do-It-Yourself Marketer
Introduced in 1995, Page Magic software's easy-to-use templates enable NEBS customers to create a variety of promotional materials in-house on desktop systems. In the near future, customers will be able to mail their Page Magic designs on diskette to a NEBS manufacturing facility for affordable, fast turnaround, spot color and full-color printing.


Company Colors: The Affordable Route
to a Professional Image
With Company Colors, NEBS provides customers like Yolanda Hill, owner of Body Heat in Phoenix, Arizona, a complete line of color-coordinated image products: from attractive laser papers for creating promotional materials in-house, to fully customized stationery, business cards, and brochures. A multi-level program, Company Colors makes NEBS a one-stop image development service for any small business budget.

Leveraging our Strengths:
     Short-Run
     Efficiency and Image Conscious Customers
     The demand for economical, short-run, full-color printing among small businesses will rise dramatically in the next few years. We're ready to meet that demand. In 1995, we leveraged our 43 years of experience in small order, one and two-color printing by introducing full-color printing services. As more small businesses choose color to create and promote an image, NEBS design and printing services will be there to meet the need.


Page 7                                 Photograph of NEBS Customer: Yolanda Hill

Page 8 Graphic of map of various NEBS and Kinko's sights and picture of major metropolitan area


Retailing NEBS to the Small Business Customer

     Over the last several years, NEBS retail efforts have focused primarily on expanding the distribution network for our software and private label forms. In 1995, we broke new ground. Through a unique alliance with Kinko's, Inc., NEBS design and printing services will be available in local markets across the US -- where small businesses spend in excess of $10 billion annually on custom printing services. Kinko's, founded in 1970, is among the top service companies in the US. A recognized leader in providing convenient, economical retail services for small businesses and in-home offices, Kinko's offers copying, fax, video-teleconferencing and computer-related services at more than 750 locations, 24 hours a day. Through the NEBS-Kinko's alliance, Kinko's gains access by mail to millions of small businesses, adds NEBS small-order, custom printing capabilities to its service menu and becomes a true one-stop shop for virtually any copy or print service. The value of this alliance for NEBS is equally clear. Through Kinko's established network of service centers, NEBS gains direct retail access to local markets, where the majority of small business owners purchase printed, image-building materials. With the aid of NEBSnet(TM) workstations, NEBS representatives can deliver design and printing services at the customer's convenience, often at hours other printers aren't working -- and at a price that will be difficult to match.


At the end of fiscal 1995, NEBS custom print desks were operating in 22 Kinko's stores, providing a new level of personalized service to small business. A very promising venture, the number of Kinko's-based custom print desks has the potential to grow into the hundreds in the years ahead. NEBS also continued to make progress in our established retail networks in 1995. Our DFS unit, which markets a specially designed version of our forms and printed promotional materials, now works closely with more than 22,000 local printers, business forms dealers and computer stores. Our network of software distributors and retailers grew to include virtually every major computer and software retailer in the United States. And in another alliance, our Canadian division arranged with Mail Boxes, Etc. of Canada to display a variety of NEBS products and catalogs in attractive, self-service centers -- further promoting product sales and name recognition at the retail level. We made significant strides at retail during 1995, for one reason: NEBS is committed to providing the products and services a small business needs -- wherever small businesses prefer to do business.

NEBS & Kinko's: A Promising Venture
With more than 750 service centers, Kinko's offers an established retail network to promote NEBS products and services. Now NEBS Custom Printing Consultants like Steve Soler (right) in Manhattan can design promotional products for NEBS customers like Brigitte V. Rocher, President, and Clayton Anderson of Daytime Running Lights, Inc. while they wait - and send approved designs by modem directly to a NEBS facility for printing.

Opening New Markets
The NEBS-Kinko's alliance expands NEBS reach in major metropolitan areas, greatly increasing the number of potential customers for our products and services.

Page 9 Photograph of NEBS Custom Printing Consultant: Steve Soler and NEBS Customers Brigitte V. Rocher and Clayton Anderson

Leveraging our Strengths:
     Turning
     Technology into Promotional Products
     Small businesses have a growing need for economical, custom-designed, full-color promotional products. Now they can get them from NEBS -- with NEBSnet(TM). With this new graphic design workstation, NEBSnet enables customers to work side by side with NEBS representatives to design promotional materials -- from stationery to brochures -- while they wait. At the touch of a button, approved designs are sent by modem to a NEBS manufacturing facility, where product is printed and shipped back to the customer in less than a week -- in the case of business cards, in 24 hours. Exclusively from NEBS, it's the future of print and design service for small business, available today.

Page 10 Graphic of NEBS Company Colors chameleon logo and NEBS Company Colors advertising piece


Looking Back, Looking Ahead

     Small businesses want more than a collection of products and services. They need a resource, a company able to respond to the full range of business needs. At NEBS, becoming this resource became our mission in 1995. We continued to improve our customer service and enhance our traditional product line, the many business forms that have helped customers transact business for 43 years. We added new software to further help automated customers manage and promote their business. We responded to the growing sophistication among small business owners by creating the Image Division, dedicated to offering affordable ways to create and project an image. We introduced Company Colors(TM) and NEBSnet(TM) to enable a small business to develop an image easily, faster and at costs below those normally charged by local printers. Through the alliance with Kinko's, we took our custom design and short-run printing capabilities to the retail marketplace --a market eight times as large as the direct mail market we have served since our inception.

We took our first major step beyond the $11 billion market for printed products by focusing on the full range of small business needs, and how to best leverage our internal strengths to address them efficiently and affordably . In 1995, by preserving and building upon our heritage, we chose to be more than the nation's leading supplier of business forms for small business. We expanded the vision of what NEBS will be, and set out to become "The Small Business Resource."

New Look, Proven Strategy
Like the chameleon in our Company Colors logo, NEBS has been responding to the changing needs of small business for 43 years. Our new Image Division, combined with new products, services and alliances mark a renewed commitment to this proven strategy for growth.

Responding to Customer Needs
During 1995, the Image Division's design team created the Company Colors line of printed products. Company Colors provides a small business with a convenient and affordable means to project the professional image required to compete in today's marketplace.

Leveraging our Strengths:
     A Snapshot of
     the Future
     Our future is driven by only one criteria: small business needs. Whether the need is forms, brochures, software or a full array of business services, small businesses will be able to turn to NEBS for the help they need. That's the vision at NEBS today, and it's what our customers should expect from "The Small Business Resource."


Page 11                          Photograph of NEBS Image Division's design team

Eleven Year Summary

(In thousands of dollars
 except per share amounts
 and other statistics)
For the Fiscal Year Ended    June 30,    June 24,    June 25,    June 26,    June 28,
                             1995 (A)    1994 (B)    1993        1992        1991

Income Statistics (C)
Net Sales                   $  263,724  $  251,253  $  237,144  $  232,435  $  231,838
Income before income taxes
 and accounting changes         28,492      27,599      24,090      24,862      34,095
  Percent of sales                10.8%       11.0%       10.2%       10.7%       14.7%
Taxes on income                 11,818      12,036       9,873       8,925      13,765
  Percent of sales                 4.5%        4.8%        4.2%        3.8%        5.9%
Net income before equity in
 losses of investment and
 accounting changes             16,674      15,563      14,217      15,937      20,330
  Percent of sales                 6.3%        6.2%        6.0%        6.9%        8.8%
  Percent of stockholders'
   equity                         18.2%       15.6%       15.0%       16.9%       18.9%
  Per common share                1.09        1.01        0.93        1.02        1.24
Net Income                      16,298      15,563      14,217      15,471      20,330
  Percent of sales                 6.2%        6.2%        6.0%        6.7%        8.8%
  Percent of stockholders'
   equity                         17.8%       15.6%       15.0%       16.4%       18.9%
  Per common share                1.07        1.01        0.93        0.99        1.24
Dividends per common share        0.80        0.80        0.80        0.80        0.80

Balance Sheet Statistics
Current assets                  77,509      85,288      68,966      74,784      87,468
Current liabilities             32,169      30,418      25,293      25,649      24,094
Working capital                 45,340      54,870      43,673      49,135      63,374
Current ratio                      2.4         2.8         2.7         2.9         3.6
Total assets                   124,546     131,691     120,624     121,056     133,602
Long-term debt                       0           0           0           0           0
Stockholders' equity            91,523      99,479      94,668      94,124     107,802
Average common shares
 outstanding                    15,245      15,364      15,269      15,664      16,342
Book value per common share       6.16        6.43        6.19        6.18        6.61

Other Financial Statistics
Capital expenditures            10,804       6,054       6,475       9,669       9,166
Depreciation and
 amortization                   12,676      11,623       9,953       9,531       9,001
Profit sharing contribution      3,620       3,133       2,891       3,296       4,273

Other Statistics (C)
Number of employees              2,055       2,083       2,217       2,180       2,045
Number of stockholders           5,600       5,700       5,400       4,100       3,700
Number of active customers   1,292,000   1,285,000   1,210,000   1,195,000   1,173,000
Facilities (in square feet)    743,000     794,000     793,000     768,000     765,000

Average common shares outstanding have been retroactively adjusted for stock split of 2-for-1 in November 1986.

(A) Included in the 1995 results is a $1.96 million pretax charge, or $.07 per share, related to integration of the Company's SYCOM subsidiary.
(B) Included in the 1994 results is a $5.45 million pretax charge, or $.21 per share, related to a restructuring program.
(C) Years from 1985 through 1989 have been restated to eliminate a discontinued operation.

(In thousands of dollars
 except per share amounts
 and other statistics)
For the Fiscal Year Ended    June 29,    June 30,    June 24,    June 26,   June 27,   June 28,
                             1990        1989        1988        1987       1986       1985

Income Statistics (C)
Net Sales                   $  233,113  $  225,931  $  202,423   $172,574   $158,927   $142,765
Income before income taxes
 and accounting changes         33,415      39,109      36,804     36,852     32,009     22,782
  Percent of sales                14.3%       17.3%       18.2%      21.4%      20.1%      16.0%
Taxes on income                 12,792      15,074      14,500     17,936     15,654     10,630
  Percent of sales                 5.5%        6.7%        7.2%      10.4%       9.8%       7.4%
Net income before equity in
 losses of investment and
 accounting changes             20,623      24,035      22,304     18,916     16,355     12,152
  Percent of sales                 8.8%       10.6%       11.0%      11.0%      10.3%       8.5%
  Percent of stockholders'
   equity                         19.9%       23.6%       22.8%      22.7%      23.7%      21.6%
  Per common share                1.23        1.40        1.29       1.10       0.96       0.72
Net Income                      21,148      22,189      22,431     19,130     16,893     12,979
  Percent of sales                 9.1%        9.8%       11.1%      11.1%      10.6%       9.1%
  Percent of stockholders'
   equity                         20.4%       21.8%       22.9%      23.0%      24.5%      23.1%
  Per common share                1.26        1.29        1.30       1.12       0.99       0.76
Dividends per common share        0.76        0.66        0.54       0.44       0.29       0.25

Balance Sheet Statistics
Current assets                  84,311      84,398      80,256     69,956     62,321     48,141
Current liabilities             21,596      20,020      17,949     18,718     17,524     14,175
Working capital                 62,715      64,378      62,307     51,238     44,797     33,966
Current ratio                      3.9         4.2         4.5        3.7        3.6        3.4
Total assets                   130,280     130,238     123,566    111,009     94,057     81,723
Long-term debt                   3,319       6,688       5,720      6,938      6,099      9,879
Stockholders' equity           103,858     101,897      97,995     83,340     68,900     56,163
Average common shares
 outstanding                    16,835      17,193      17,265     17,138     17,056     16,996
Book value per common share       6.17        5.93        5.67       4.84       4.04       3.30

Other Financial Statistics
Capital expenditures             8,818      11,123       9,366      3,699      2,876     10,085
Depreciation and
 amortization                    8,689       8,195       7,109      5,233      4,722      3,514
Profit sharing contribution      4,271       4,792       4,245      3,618      3,236      2,395

Other Statistics (C)
Number of employees              2,154       2,002       1,928      1,797      1,632      1,745
Number of stockholders           3,600       3,600       2,700      2,600      2,500      2,200
Number of active customers   1,179,000   1,125,000   1,064,000    977,000    916,000    909,000
Facilities (in square feet)    765,000     748,000     689,000     79,000    623,000    623,000

Consolidated Balance Sheets

June 30, 1995 and June 24, 1994 (In thousands of dollars except share data)
Assets Notes                                                 June 30, 1995  June 24, 1994
Current Assets:
Cash and cash equivalents 1                                    $ 11,604       $  3,456
Short-term investments 1                                         11,360         37,532
Accounts receivable (less allowance for doubtful
 accounts of $3,304 in 1995 and $3,012 in 1994) 1                29,332         27,963
Inventories 1                                                     9,880          7,740
Direct mail advertising 1                                         2,939          1,698
Prepaid expenses                                                  2,716          1,439
Deferred income tax benefit 1, 12                                 9,678          5,460
  Total current assets                                           77,509         85,288

Property and Equipment: 1, 3
Land and buildings                                               35,796         38,417
Less accumulated depreciation                                    18,833         18,849
  Net land and buildings                                         16,963         19,568
Equipment                                                        70,890         66,648
Less accumulated depreciation                                    51,818         48,525
  Net equipment                                                  19,072         18,123
    Net property and equipment                                   36,035         37,691
Property Held for Sale 1                                          2,587
Other Assets (less accumulated amortization of
$11,683 in 1995 and $9,057 in 1994) 1, 2, 11                      8,415          8,712
Total                                                          $124,546       $131,691

See notes to consolidated financial statements.

June 30, 1995 and June 24, 1994 (In thousands of dollars except share data)
Liabilities and Stockholders' Equity Notes                   June 30, 1995  June 24, 1994

Current Liabilities:
Accounts payable                                               $  7,158       $  6,702
Federal and state income taxes 1, 12                              2,506          2,519
Accrued profit-sharing distribution 6                             2,408          2,627
Accrued payroll expense                                           5,731          5,466
Accrued employee benefit expense 7, 8                             6,005          5,637
Deferred revenue 1                                                1,691          1,233
Accrued exit costs/restructuring charge 9, 10                     2,020          1,887
Other accrued expenses                                            4,650          4,347
  Total current liabilities                                      32,169         30,418
Deferred Income Taxes 1, 12                                         854          1,794
Commitments and Contingencies 3
Stockholders' Equity:
Preferred stock 4
Common stock, par value, $1 per share -
 authorized, 40,000,000 shares;  issued,
 15,769,501 shares in 1995 and 15,571,803
 shares in 1994; outstanding 14,856,541
 shares in 1995 and 15,466,219 shares in 1994 4, 5               15,770         15,572
Additional paid-in capital                                       12,450          9,480
Cumulative foreign currency translation
 adjustment 1                                                    (1,683)        (2,152)
Retained earnings                                                82,412         78,306
  Total                                                         108,949        101,206
Less treasury stock, at cost - 912,960 shares in
 1995 and 105,584 shares in 1994 4                               17,426          1,727
  Total stockholders' equity                                     91,523         99,479
Total                                                          $124,546       $131,691

See notes to consolidated financial statements.

Statements of Consolidated Income

For the Fiscal Years Ended June 30, 1995, June 24, 1994 and June 25, 1993 (In
thousands of dollars except per share data)
Notes                                             1995        1994        1993

Net Sales 1                                     $263,724    $251,253    $237,144
Operating Expenses:
  Cost of sales including shipping costs          94,502      92,166      90,370
  Selling and advertising 1                       71,002      67,685      70,957
  General and administrative 6, 7, 8              69,069      59,607      53,016
  Exit costs 9                                     1,964
  Restructuring charge 10                                      5,450
    Total operating expenses                     236,537     224,908     214,343
Income From Operations                            27,187      26,345      22,801
Other Income (Expense):
  Investment income                                1,305       1,254       1,307
  Interest expense                                                           (18)
    Total other income                             1,305       1,254       1,289
Income Before Income Taxes                        28,492      27,599      24,090
Provision for Income Taxes 1, 12                  11,818      12,036       9,873
Net Income Before Equity in
 Losses of Investment                             16,674      15,563      14,217
Equity in Losses of Investment 2                    (376)
Net Income                                      $ 16,298    $ 15,563    $ 14,217

Per Share Amounts: 1
  Net Income                                       $1.07       $1.01        $.93
  Dividends                                         $.80        $.80        $.80

Weighted Average Number of
 Shares Outstanding 1                             15,245      15,364      15,269

See notes to consolidated financial statements.

Statements of Consolidated Stockholders' Equity

For the Fiscal Years Ended June 30, 1995, June 24, 1994 and June 25, 1993 (In thousands)

                                                            Cumulative
                                    Common Stock Issued                       Foreign
                               Number     At Par    Additional                Currency
                                of        Value       Paid-In     Treasury    Translation   Retained
Notes                         Shares      Amount      Capital      Stock      Adjustment    Earnings      Total

Balance, June 26, 1992        15,397     $ 15,397      $6,908    $ (2,399)     $ 1,185      $73,033     $ 94,124
Issuance of common stock
 to employees pursuant to
 stock plans 5, 6                 12           12         182         592                                    786
Dividends paid                                                                              (12,217)     (12,217)
Foreign currency
 translation adjustment 1                                                       (2,242)                   (2,242)
Net income                                                                                   14,217       14,217

Balance, June 25, 1993        15,409       15,409       7,090      (1,807)      (1,057)      75,033       94,668
Issuance of common stock
 to employees pursuant to
 stock plans 5, 6                163          163       2,390          80                                  2,633
Dividends paid                                                                              (12,290)     (12,290)
Foreign currency
 translation adjustment 1                                                       (1,095)                   (1,095)
Net income                                                                                   15,563       15,563

Balance, June 24, 1994        15,572       15,572       9,480      (1,727)      (2,152)      78,306       99,479
Issuance of common stock
 to employees pursuant to
 stock plans 5, 6                198          198       2,970       1,299                                  4,467
Dividends paid                                                                              (12,192)     (12,192)
Acquisition of treasury
 stock 4                                                          (16,998)                               (16,998)
Foreign currency
 translation adjustment 1                                                          469                       469
Net income                                                                                   16,298       16,298

Balance, June 30, 1995        15,770     $ 15,770    $ 12,450    $(17,426)     $(1,683)     $82,412     $ 91,523

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows


For the Fiscal Years Ended June 30, 1995, June 24, 1994 and June 25, 1993 (In
 thousands of dollars)
                                              1995           1994           1993

Cash Flows From Operating
 Activities:
  Net income                                $ 16,298       $ 15,563       $ 14,217

  Adjustments to reconcile net
   income to net cash
   provided by operating activities:
    Depreciation and amortization             12,676         11,623          9,953
    Deferred income taxes                     (5,062)        (1,946)          (540)
    Exit cost or restructuring charge          1,651          1,887
    Provision for losses on accounts
     receivable                                3,177          2,793          2,742
    Employee benefit charges                     692            465            370

    Changes in assets and liabilities:
      Accounts receivable                     (4,500)        (4,630)        (3,207)
      Inventories and advertising
       material                               (3,346)           462          2,293
      Prepaid expenses                        (1,267)           376            535
      Accounts payable                           485           (277)          (223)
      Income taxes payable                       (12)           928           (845)
      Other accrued expenses                    (881)         2,417           (375)
  Net cash provided by operating
   activities                                 19,911         29,661         24,920

Cash Flows From Investing
 Activities:
  Additions to property and
   equipment                                 (10,804)        (6,054)        (6,475)
  Acquisition of product line                                  (334)        (9,750)
  Investment in unconsolidated
   subsidiary                                 (1,800)
  Other assets                                  (843)
  Purchases of investments                   (28,438)       (36,556)       (10,875)
  Proceeds from sale of investments           54,649         16,463         13,016
Net cash provided (used) by
 investing activities                         12,764        (26,481)       (14,084)

Cash Flows From Financing
 Activities:
  Repayment of debt                              (36)           (41)          (123)
  Proceeds from issuing common stock           3,168          2,633            786
  Net treasury stock transactions            (15,699)
  Dividends paid                             (12,192)       (12,290)       (12,217)
  Net cash used by financing
   activities                                (24,759)        (9,698)       (11,554)
Effect of Exchange Rate on Cash                  232            (87)          (157)
Net Increase (Decrease) in Cash
 and Cash Equivalents                          8,148         (6,605)          (875)
Cash and Cash Equivalents at
 Beginning of Year                             3,456         10,061         10,936
Cash and Cash Equivalents at End
 of Year                                    $ 11,604       $  3,456       $ 10,061

Supplemental Cash Flow Disclosure:
  Income taxes paid                         $ 13,031       $ 13,425       $ 10,995
  Interest paid                             $      0       $      0       $    118

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.   Summary of Significant Accounting Policies
     Basis of Consolidation    The financial statements are consolidated to
include the accounts of New England Business Service, Inc. (the "Company") and its wholly-owned subsidiaries. The Company and its subsidiaries operate primarily in a single industry segment consisting of the sale of business forms and related software, other types of printed business products and related office products. The accounts of the Company's foreign entities have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52. All significant intercompany accounts and transactions have been eliminated in consolidation. Cash, Cash Equivalents and Short-Term Investments The Company considers its holdings in short-term money market accounts and certificates of deposit with an original maturity to the Company of three months or less to be cash equivalents. Short-term investments are classified as available for sale securities and reported at amortized cost, which approximates fair market value as required by Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Short-term investments are primarily tax-exempt municipal debt instruments which have a fixed maturity beyond three months. In addition, the Company holds other tax-exempt municipal debt instruments redeemable at par value through a put option which can be exercised by the Company at time periods of one week to one year.

Inventories   Inventories are carried at the lower of first-in, first-out cost or market. At year end, inventories consisted of:

                                1995         1994
Raw paper                    $1,130,000   $  721,000
Business forms and
 related office products      8,750,000    7,019,000
Total                        $9,880,000   $7,740,000

Direct Mail Advertising    The Company adopted the provisions of Statement of
Position 93-7 "Reporting on Advertising Costs" in fiscal 1995. The adoption of this statement was not material to the Company's financial statements as it simply amended a previous deferral policy which produced similar results. The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefit. Direct-response advertising consists primarily of product catalogs and associated mailing costs. Advertising expense included in selling and advertising was approximately $39,997,000 in 1995.

Property and Equipment   Property and equipment are carried at cost.
Depreciation is computed over the estimated useful lives (three to twenty years) of the assets using the straight-line method. Property held for sale is stated at the lower of cost or estimated net realizable value and includes certain facilities and land no longer used in the Company's operations or held for future expansion.

Other Assets   Other assets consisted principally of purchased customer lists, acquired software, trade name, a covenant not to compete, goodwill, and customer and other contracts and are amortized on a straight-line basis over their estimated lives ranging from five to twenty years.

Revenue Recognition    Revenue is recognized from sales other than software
support contracts when a product is shipped. Revenue on software support contracts is recognized ratably over the contract period, generally twelve months. Insignificant vendor and post contract support obligations, if any, are recognized upon shipment.

Capitalized Software Development Costs and Purchased Software    The Company
follows Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed" ("SFAS No. 86"). Costs incurred prior to the establishment of technological feasibility, as defined in SFAS No. 86, are charged to research and development expense. Software development costs are capitalized from the establishment of technological feasibility until the product is available for general release. Development costs associated with product enhancements that extend the original product's life or significantly improve the original product's marketability are also capitalized if technological feasibility of the enhancement has been established. Software purchased as part of a business acquisition is recorded at its estimated fair value. Amortization of capitalized software development costs is provided on a product-by-product basis at the greater of the amount computed using (a) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues or (b) the straight-line method over the remaining estimated economic life of the product.

Software development costs of $519,000 were capitalized in 1995. No software development costs were capitalized in 1994 or 1993. Purchased software costs acquired in connection with the acquisition of the One-Write Plus product line are being amortized in accordance with the provisions of SFAS No. 86. Amortization expense of $1,450,000, $1,383,000 and $553,000 was charged to operations in fiscal 1995, 1994 and 1993, respectively. Unamortized costs of $3,827,000 and $4,849,000 are included in other assets at June 30, 1995 and June 24, 1994, respectively.

Income Taxes    Effective June 26, 1993, the Company adopted Statement of
Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement supersedes Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes," which was previously followed by the Company. The cumulative effect of adopting SFAS No. 109 was not significant to the Company's financial statements. The adoption did result in certain reclassifications of deferred tax assets and liabilities.

Per Share Amounts    Net income per share amounts are computed based upon the
weighted average number of shares of common stock outstanding during each fiscal year. Shares issuable under common stock options have been excluded from the computations since their inclusion would have no significant dilutive effect.

Concentration of Credit Risk    The Company extends credit to approximately 1.3
million geographically dispersed customers on an unsecured basis in the normal course of business. No individual industry or industry segment is significant to the Company's customer base. The Company has, in place, policies governing the extension of credit and collection of amounts due from customers.

Fair Value of Financial Instruments    The Financial Accounting Standards Board
issued Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" which requires the disclosure of fair value of most financial instruments, both assets and liabilities, for which it is practical to estimate fair value. The statement is required to be adopted no later than fiscal 1996. The Company plans to adopt this statement in the first quarter of fiscal 1996.

Impairment of Long-Lived Assets    The Financial Accounting Standards Board
issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and is required to be adopted by the Company no later than fiscal year 1997. This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The impact of this new standard has not been fully determined, but is not expected to be material. The date of adoption has not been determined.

Postemployment Benefits    Financial Accounting Standards No. 112, "Employers'
Accounting for Postemployment Benefits" was adopted in the first quarter of fiscal year 1995. The impact of this adoption was not material to the Company's financial statements.

Reclassifications    Certain reclassifications have been made to the 1994 and
1993 financial statements to conform with the 1995 presentation.

2.   Investment in Unconsolidated Subsidiary
     On July 8, 1994, the Company acquired a 19 percent equity interest in GST Software, plc (GST) for $1,800,000 together with an option to acquire the balance of GST shares. In addition, the Company has advanced GST approximately $250,000 in the form of a note. GST is a privately held company based in the United Kingdom which develops and markets desktop publishing graphic design software which the Company will market under an exclusive distribution agreement in North America. The Company has elected to treat its investment under the equity method of accounting due to the degree of control it can exercise over GST's operations. Accordingly, it is recording a share of GST's losses for the period. The difference between the Company's underlying equity in the net tangible assets of GST and its investment is being amortized over 10 years.

3.   Debt Obligations and Leases
     A line of credit agreement with a major commercial bank allows the Company to borrow up to $10,000,000 at the bank's base lending rate or 3/8% above the Eurodollar rate at the Company's option (6.4% at June 30, 1995). This line is unsecured and may be terminated at any time by either party. At June 30, 1995 and at June 24, 1994, no amounts were outstanding. The minimum rental commitments for operating leases of certain facilities and equipment total $1,110,000 in the aggregate, and are payable over the next five years. Total rental expense was $774,000, $605,000 and $300,000, in 1995, 1994, and 1993,
respectively.

4.   Equity Transactions
     The Company has issued a stock purchase right to stockholders for each outstanding share of common stock of the Company. Each right becomes exercisable upon the occurrence of certain events, as provided in the Rights Agreement, and entitles the registered holder to purchase from the Company a "Unit" consisting of one one-hundredth of a share of "Preferred Stock" at a Purchase Price of $75.00 per Unit, subject to adjustment to prevent dilution. In addition, upon the occurrence of certain events, the registered holder will thereafter have the right to receive, upon payment of the Purchase Price, additional shares of common stock and/or cash and/or other securities, as provided in the Rights Agreement. The rights will expire on October 20, 2004. The Company may redeem the rights at a price of $.01 per right. On October 20, 1994, the Company announced a plan to repurchase up to $22,000,000 of its common stock in the open market. The repurchase plan terminated on June 30, 1995. As of June 30, 1995, the Company had purchased 881,750 shares at a cumulative cost of approximately $16,998,000. There are 1,000,000 authorized and unissued shares of $1.00 par value preferred stock.

5.   Stock Options
     At the October 1994 annual meeting, the stockholders ratified the NEBS 1994 Key Employee and Eligible Director Stock Option and Stock Appreciation Rights Plan (the "1994 Plan") and the New England Business Service, Inc. Stock Compensation Plan (the "Stock Compensation Plan"). Under the 1994 Plan, options or stock appreciation rights for up to 1,200,000 shares of common stock may be granted. At June 30, 1995, 971,739 shares are reserved under this plan for granting of future options. Stock options are granted to purchase stock at fair market value as of the date the option is granted. Each option is exercisable in full in terms ranging from one to four years from the date of grant and the options expire no later than ten years from the date of grant. In addition, the plan permits the holder of a stock option to make payment for optioned shares by surrendering shares of the Company's common stock valued at their fair market value on the date of surrender. Under the Stock Compensation Plan, up to 300,000 shares of common stock may be issued. At June 30, 1995, 300,000 shares are reserved under this plan for future issuance.

At the October 1990 annual meeting, the stockholders ratified the NEBS 1990 Key Employee Stock Option and Stock Appreciation Rights Plan (the "1990 Plan"). Under the 1990 Plan, options or stock appreciation rights for up to 1,000,000 shares of common stock may be granted. At June 30, 1995, 30,267 shares are reserved under this plan for granting of future options. The Company had an incentive stock option and stock appreciation rights plan ratified by the stockholders at the October 1980 annual meeting ("the 1980 Plan") under which key employees could be granted stock options or stock options and stock appreciation rights for up to 900,000 shares of common stock. The 1980 Plan expired in 1990, although outstanding options are still exercisable. There were no outstanding stock appreciation rights under any of the plans during 1995, 1994 or 1993.

A summary of stock option activity under the plans and other arrangements during 1995, 1994, and 1993 is as follows:

                                1995           1994           1993
Number of shares:
Subject to option at
 beginning of year            1,140,743        918,214        641,843
Granted during the year         373,976        512,073        312,441
Exercised at $14.50
 to $20.25 per share           (197,333)      (162,836)       (11,657)
Expired                         (92,874)      (126,708)       (24,413)
Subject to option at
 end of year                  1,224,512      1,140,743        918,214

Grant price per share      $17.50-18.75   $15.88-16.25   $      14.75
Options outstanding
 at end of year:
Aggregate option price     $ 21,390,000   $ 19,526,000   $ 16,414,000
Expiration dates           1995 to 2004   1994 to 2003   1993 to 2002
Shares as to which
 options are exercisable        781,264        691,443        592,560
Price range of
 outstanding options       $14.50-25.25   $14.50-25.25   $14.50-25.25

6.  Profit-Sharing Plans
    The Company and its subsidiaries have profit-sharing plans for substantially all of their employees who have completed one year of service. Distributions are based on net income and payments are made five times a year and for 1995, 1994, and 1993, distributions under the plans (which were charged to general and administrative expense) aggregated $3,620,000, $3,133,000, and $2,891,000, respectively. The Company also has a 401(k) plan covering substantially all domestic employees eligible to participate in the Company's profit-sharing plan. Contributions to the plan are made by way of participant salary deferrals and Company contributions of shares of common stock equal to one-half of participant deferrals subject to a maximum of 3% of eligible pay. The Company's contributions (generally from treasury shares) totaled 76,286 shares in 1995, 41,427 shares in 1994, and 27,943 shares in 1993 with a fair market value of approximately $1,337,000, $650,000, and $450,000, respectively (which were charged to general and administrative expense). At June 30, 1995, 111,668 shares are reserved for issuance under this plan.

7.  Pension Plans
    The Company has a defined-benefit, trusteed pension plan which provides retirement benefits for substantially all of its domestic employees. Benefits under the plan are primarily based on the employee's compensation during the five years before retirement and the number of years of service. The Company funds current pension cost up to the maximum deductible amount allowed by the Internal Revenue Code.

The components of net pension cost for 1995, 1994, and 1993 are as follows:

                                         1995            1994          1993
Service cost-benefits earned
 during the period                  $  1,481,000    $  1,431,000   $ 1,241,000
Interest cost on projected
 benefit obligation                    1,886,000       1,694,000     1,521,000
Actual return on
 plan assets                          (3,753,000)       (188,000)   (2,728,000)
Net amortization
 and deferral                          1,008,000      (2,534,000)      266,000
Net pension cost                    $    622,000    $    403,000   $   300,000

The following table sets forth the plan's funded status and obligations as of June 30, 1995 and June 24, 1994:

                                              1995            1994
Actuarial present value of
 benefit obligations:
Accumulated benefit obligation,
 including vested benefits of
 $18,259,000 in 1995 and
 $14,649,000 in 1994                     $ 18,826,000    $ 15,399,000
Projected benefit obligation             $(26,939,000)   $(23,643,000)
Plan assets at fair value,
 primarily stocks and bonds                27,224,000      24,193,000
Plan assets in excess of
 projected benefit obligation                 285,000         550,000
Add prior service cost                      1,923,000       2,508,000
Less:
Unamortized net asset at
 transition                                 1,640,000       1,903,000
Unrecognized net gain                       4,516,000       4,480,000
Net pension liability (included in
 accrued employee benefit expense)       $ (3,948,000)   $ (3,325,000)

Assumptions used in calculating the obligations as of June 30, 1995 and June 24, 1994 were:

                                            1995            1994
Discount rate                                7.8%            8.3%
Rate of increase in compensation
 levels                                      5.0             5.5
Expected long-term rate of
 return on assets                            9.0             9.0

The Company's Canadian subsidiary has a similar plan for its employees. The amounts are not significant. In addition, during fiscal 1993 the Company established a supplemental executive retirement plan which is currently unfunded. Executive employees are eligible to become members of the plan upon designation by the Board of Directors. Benefits under the plan are based on the employees' annual earnings and years of service. Provision for this benefit is charged to operations over the employees' term of employment. The amounts are not significant.

8.   Postretirement Benefits Other Than Pensions

     Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS No. 106") requires the accrual of postretirement benefits other than pensions (such as health care benefits) during the years an employee provides service to the Company. The Company sponsors a defined benefit postretirement plan that provides health and dental care benefits for retired Corporate Officers. The plan is contributory and retirees' contributions are adjusted annually. The following table sets forth the plan's funded status and obligations as of June 30, 1995 and June 24, 1994:

                                                           1995       1994
Accumulated postretirement benefit obligation (APBO):
Retirees                                                $ 401,000  $ 372,000
Eligible active plan participants                          69,000     59,000
Other active plan participants                            361,000    278,000
APBO                                                      831,000    709,000
Plan assets at fair value                                       0          0
Accumulated postretirement benefit obligation in
 excess of plan assets                                    831,000    709,000
Unrecognized net gain                                     106,000    174,000
Net postretirement liability (included in accrued
 employee benefit expense)                              $ 937,000  $ 883,000

     The components of postretirement benefits cost for 1995, 1994 and 1993 are as follows:

                                            1995         1994         1993
Service cost                             $  27,000    $  23,000    $  23,000
Interest on accumulated postretirement
 benefit obligation                         58,000       53,000       56,000
Amortization of gain                       (15,000)     (14,000)      (9,000)
Net periodic postretirement cost         $  70,000    $  62,000    $  70,000

     For measurement purposes, a 12% annual rate of increase in the cost of providing medical benefits was assumed in 1995, reducing by 1% per year to a trend rate of 6% for fiscal 2001.

     The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.8% in 1995 and 8.3% in 1994. The health care cost trend has a significant effect on the amounts reported. An increase of 1% in the rate of increase would have had an effect of increasing the APBO by $133,000 and the net periodic postretirement benefits cost by $13,000.

9.   Exit Costs

     During the third quarter of fiscal 1995, the Company made the decision to close its Wisconsin based SYCOM subsidiary and to integrate SYCOM's activities into other of the Company's operations. As such, the Company recorded a $1,964,000 pretax charge for exit costs associated with the SYCOM closure. The charge consisted of facilities and equipment write-offs of approximately $792,000 and termination benefits of approximately $1,172,000. Approximately 100 employees were terminated as a result of the facility closing. As of June 30, 1995 approximately $313,000 has been expended related to termination benefits with substantially all of the remaining $859,000 to be expended during fiscal year 1996. The closure of the facility is expected to be substantially completed over the next two quarters.

10.  Restructuring Charge

     During fiscal 1994, the Company recorded a $5,450,000 pretax charge related to a restructuring program. The objectives of this program were to increase the Company's competitiveness, permit investments in new business development, and to strengthen margins. The restructuring program included the realignment of the Company's marketing and manufacturing organizations. The restructuring charge consisted of approximately $4,700,000 of anticipated cash payments related to employee termination and other postemployment benefits. In addition, approximately $150,000 was related to the noncash write-down of operating assets, and approximately $600,000 was related to the anticipated cash outflows for facility closing and relocation costs associated with the closing of two small administrative facilities. Approximately $4,481,000 of the total anticipated cash outflows were made as of June 30, 1995 with substantially all of the remaining $219,000 of cash outflows to be made pursuant to severance and other agreements during fiscal 1996.

11.  Acquisition of Product Line

     On January 15, 1993, the Company acquired the One-Write Plus ("OWP") product line from MECA Software, Inc. ("MECA"). The total purchase price amounted to $10,282,000. The acquisition was accounted for under the purchase method of accounting and, accordingly, OWP's results of operations are included in the accompanying financial statements from the date of acquisition. The purchase price was allocated to the net assets acquired based on the fair value of such assets and liabilities. A large portion of the purchase price was allocated to specifically identifiable intangibles.

12.  Income Taxes

     The components of income before income taxes were as follows:

                            1995               1994               1993
United States           $26,900,000        $25,238,000        $20,815,000
Canadian                  1,592,000          2,361,000          3,275,000
  Total                 $28,492,000        $27,599,000        $24,090,000

Provisions for income taxes under SFAS No. 109 in 1995 and 1994 and SFAS No. 96 in 1993 consisted of:

Currently payable:

Canadian                  1,592,000          2,361,000          3,275,000
     Federal            $11,931,000       $  9,837,000       $  6,706,000
     State                4,232,000          3,145,000          2,400,000
     Canadian               684,000            978,000          1,320,000
Total                    16,847,000         13,960,000         10,426,000
Deferred                 (5,029,000)        (1,924,000)          (553,000)
Total                   $11,818,000        $12,036,000        $ 9,873,000

Cumulative earnings of the Company's Canadian subsidiary are subject to withholding taxes of approximately $1,806,000 in the event such earnings are distributed to the U.S. No tax provision has been made as the Company's intent is to reinvest all earnings.

The tax effects of significant items comprising the Company's net deferred tax asset (liability) as of June 30, 1995 are as follows:

                                               Current      Noncurrent
Deferred tax assets:
    Amortization of intangible assets        $2,542,000
    Pension plans                             1,758,000
    Accrued vacation                          1,265,000
    Allowance for doubtful accounts           1,237,000
    Accrued expenses                            936,000
    Accrued exit costs                          693,000
    Sales returns and allowances                459,000
    Inventory                                   397,000
    Postretirement benefits                     391,000
Deferred tax liabilities:
    Depreciation                                           $ (689,000)
    Other                                                    (165,000)
Net deferred tax asset (liability)           $9,678,000    $ (854,000)

The tax effects of significant items comprising the Company's net deferred tax asset (liability) as of June 24, 1994 are as follows:

                                              Current      Noncurrent
Deferred tax assets:
    Pension plans                          $  1,486,000
    Allowance for doubtful accounts           1,120,000
    Accrued restructuring charge                678,000
    Accrued vacation                            642,000
    Inventory                                   572,000
    Sales returns and allowances                405,000
    Postretirement benefits                     397,000
    Accrued expenses                            160,000
    Other                                                  $    100,000
Deferred tax liabilities:
    Depreciation                                           $(1,603,000)
    Other                                                     (191,000)
Net deferred tax asset (liability)           $5,460,000    $(1,694,000)

A reconciliation of the provisions for income taxes to the U. S. Federal income tax statutory rates follows:

                                                  1995    1994    1993
Statutory tax rate                               35.0%   35.0%   34.0%
State income taxes (less federal tax benefits)    6.5     6.4     6.2
Other - net                                               2.2    (0.8)
Effective tax rate                               41.5%   43.6%   41.0%

13.  Financial Information by Geographic Area

     The Company markets its products directly to very small businesses and professional offices in the United States, Canada and the United Kingdom. Profit from operations represents all identifiable operating expenses. Investment income, interest expense and income taxes are excluded from geographic area operating data. Sales or transfers between geographic areas were not material. General corporate expenses are included under the Company's domestic operations.


(In Thousands)
1995                     Domestic        International       Consolidated
Net sales                $241,844           $21,880            $263,724
Income from operations     26,511               676              27,187
Identifiable assets       103,868            20,678             124,546

1994
Net sales                $230,543           $20,710            $251,253
Income from operations     24,795             1,550              26,345
Identifiable assets       108,998            22,693             131,691


1993
Net sales               $215,184            $21,960            $237,144
Income from operations    20,561              2,240              22,801
Identifiable assets       98,814             21,810             120,624

14.  Quarterly Financial Information (Unaudited)
     The following financial information is in thousands of dollars except per share amounts.


                            First    Second    Third    Fourth    Total
1995                       Quarter   Quarter  Quarter   Quarter    Year
Net sales                  $62,079   $69,479  $68,832   $63,334  $263,724
Gross profit                40,038    44,989   44,212    39,983   169,222
Income before income taxes   8,239     9,202    4,387     6,664    28,492
Net income                   4,633     5,259    2,570     3,836    16,298
Earnings per share         $   .30   $   .34  $   .17   $   .26  $   1.07
Dividends per share        $   .20   $   .20  $   .20   $   .20  $    .80

                            First    Second    Third    Fourth    Total
                           Quarter   Quarter  Quarter   Quarter    Year
1994
Net sales                  $59,820   $65,550  $63,424   $62,459  $251,253
Gross profit                36,769    42,685   40,112    39,521   159,087
Income before income taxes   1,305     8,891    8,609     8,794    27,599
Net income                     762     4,967    4,919     4,915    15,563
Earnings per share         $   .05   $   .32  $   .32   $   .32  $   1.01
Dividends per share        $   .20   $   .20  $   .20   $   .20  $    .80

     Management Discussion and Analysis

     Liquidity and Capital Resources
     Cash provided by operating activities was $19.9 million in 1995 representing a 33.0% decrease from the $29.7 million provided in 1994. This decrease was primarily the result of a payment of additional taxes resulting from the Company's most recent Federal audit and increased inventory investment. In 1994, cash from operations increased $4.7 million from 1993 due to higher operating earnings as well as the effects of depreciation, amortization and the unexpended restructuring reserve.

     Working capital at June 30, 1995 amounted to $45.3 million including $23.0 million of cash and short-term investments. This compares to $54.9 million of working capital including cash and short-term investments of $41.0 million at the end of fiscal 1994. The decrease in working capital was due primarily to the repurchase of $17.0 million of the Company's common stock on the open market in accordance with the authorization to purchase up to $22.0 million of the Company's common stock announced in October, 1994. The decrease in working capital was also due in part to the Company's expenditure of $1.8 million related to the acquisition of a 19 percent equity interest in GST Software, plc
(GST) together with an option to purchase the balance of GST shares.

     Capital expenditures of $10.8 million in 1995 represented a significant increase over the $6.1 million and $6.5 million expended during 1994 and 1993, respectively. The capital expenditures in fiscal 1995 included investment in electronic prepress equipment and digital imaging presses to meet the growing demand for short-run color printing. In addition, the Company upgraded its customer service and order handling systems. Expenditures in fiscal 1994 and 1993 were lower due to cost containment activities. In addition to its present cash and investment balances, the Company has consistently generated sufficient cash internally to fund its needs for working capital, dividends and capital expenditures. However, should the Company need additional funds, it has an unsecured line of credit with a major bank for $10 million.

At present, there are no outstanding balances against this line.

    Results of Operations

1995 versus 1994    Net sales increased 5.0% from $251.3 million in 1994 to
$263.7 million in 1995. This sales increase was composed of price increases of 2.1% or $5.3 million, volume growth of approximately 1.8% or $4.5 million and the impact of the additional week in fiscal year 1995 of 1.1% or $2.7 million.

    The primary source of growth for the year was from increased sales of computer forms and image products. These products accounted for approximately 57% and 34% of the net sales growth, respectively.

     Cost of sales decreased from 36.7% of sales in 1994 to 35.8% of sales in 1995. This decrease was the result of product price increases, stable material costs and reduced spoilage. It is expected that the cost of paper will increase in the foreseeable future due to strong demand and limited capacity in the paper industry. The Company has taken steps necessary to mitigate the impact including the acceleration of paper purchases. The Company anticipates being able to offset the potential impact of a paper cost increase with product price actions and cost reduction initiatives during fiscal year 1996.

     Selling and advertising expenses remained stable at 26.9% of sales in 1994 and 1995. More effective promotional programs, better targeted mailings to customers and the impact of last year's restructuring program were primarily responsible for the stability in these costs. The United States Postal Service increased third class postage rates by approximately 14% in January, 1995. The Company has reduced the size and weight of some mail pieces and eliminated marginal mailings to compensate for a portion of the postage increase. The Company anticipates being able to offset similar cost increases with product price increases in the future.

     General and administrative expenses increased from 23.7% of sales in 1994 to 26.2% of sales in 1995. This increase was the result of costs associated with servicing the Company's expanded software product line, capital improvements to the Company's order processing system, and costs associated with the Company's retail channel initiatives.

     During fiscal 1994 the Company recorded a $5.45 million pretax charge related to a restructuring program. As of June 30, 1995 approximately $.4 million remains in the reserve. The remaining amounts will be expended pursuant to severance and other agreements during fiscal 1996.

     During the third quarter, the Company recorded a $2.0 million pretax charge or $.07 per share, for exit costs related to the closure of the Company's Wisconsin based SYCOM facility. The $2.0 million pretax charge for exit costs consisted of (i) approximately $1.2 million of anticipated cash payments for postemployment benefits in conjunction with the termination of approximately 100 employees, and (ii) approximately $.8 million for anticipated non-cash facilities and equipment write-offs. As of June 30, 1995, approximately $.3 million has been expended related to the termination of approximately 100 employees, with the remainder expected to be expended during fiscal 1996.

     The Company also incurred pretax integration expense of approximately $.9 million during fiscal 1995. The integration expense included systems conversion, personnel and equipment relocation and related transition expenditures and was included in other operating expenses. When fully completed, the integration is expected to save the Company about $1.8 million annually.

     The Company will continue to seek opportunities to enhance the cost structure of the Company, to improve operating efficiencies, and to fund investments in support of the Company's strategy. The provision for income taxes as a percentage of pretax income decreased from 1994 to 1995 due primarily to higher tax free interest yields on the Company's tax-free marketable securities portfolio.

     In fiscal year 1995, the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits" and SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" were not significant to the financial statements.

1994 versus 1993 Net sales in 1994 increased 6.0% to $251.3 million from $237.1 million in 1993. This sales increase was composed of price increases of approximately 1.8% or $4.3 million and unit volume growth of 4.2% or $9.9 million. Computer forms, One-Write Plus software, image products and custom forms contributed to the growth.

Cost of sales decreased from 38.1% of sales in 1993 to 36.7% in 1994. This decrease was the result of product mix changes, price increases, stable material costs, improved productivity and effective production cost management. Selling and advertising expenses decreased from 29.9% of sales in 1993 to 26.9% in 1994. This decrease reflected cost reduction actions implemented in the first quarter of 1994 and more effective marketing and advertising programs. General and administrative costs increased from 22.4% of sales in 1993 to 23.7% in 1994. This increase was due primarily to costs associated with the Company's expanded software product line.

     During 1994, the Company recorded a $5.45 million pretax charge related to a restructuring program. The restructuring charge consisted of approximately $4.7 million of anticipated cash payments related to employee termination and other employment benefits. In addition, approximately $.2 million was related to the noncash write-down of operating assets and approximately $.6 million was related to the anticipated cash outflows for facility closings and relocation costs. Approximately $4.5 million of the total anticipated cash outflows were made as of June 30, 1995 with substantially all of the remaining $.2 million of cash outflows to be made pursuant to severance and other agreements.

     The provision for income taxes as a percentage of pre-tax income increased from 1993 to 1994 due to a smaller proportion of tax-exempt income resulting from lower interest rates and changes in Federal tax laws creating a higher corporate tax rate and less favorable treatment of certain foreign source income.

     In 1994, the Company's adoption of SFAS No. 109, "Accounting for Income Taxes" was not significant to the financial statements. The adoption did result in certain reclassifications of deferred tax assets and liabilities.

     Other

     SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" was issued in March, 1995 and must be adopted no later than fiscal year 1997. SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" was issued in December, 1991 and must be adopted no later than fiscal 1996. The Company plans to adopt these Statements within the required period and does not expect that either of them will have a material effect on its financial position or results of operations.

     Common Stock

     The Company's Common Stock was traded in the over-the-counter market and quoted on the NASDAQ National Market System until February 24, 1995 when the Company transferred the listing and trading of the Company's Common Stock to the New York Stock Exchange ("NYSE"). High and low bid prices of the Company's Common Stock for each quarter by NASDAQ and the NYSE were as follows:


    Fiscal 1995    High      Low       Fiscal 1994    High      Low
    1st Quarter    19 1/2    17 1/4    1st Quarter    17 1/4    15 1/2
    2nd Quarter    19 1/4    16 1/4    2nd Quarter    19 3/4    14 3/4
    3rd Quarter    20        17 3/4    3rd Quarter    21 3/4    18 1/4
    4th Quarter    22 3/8    16 3/4    4th Quarter    21 3/4    17 3/4

Independent Auditors' Report

To the Board of Directors and Stockholders of New England Business Service,
Inc.:

     We have audited the accompanying consolidated balance sheets of New England Business Service, Inc. and its subsidiaries as of June 30, 1995 and June 24, 1994, and the related statements of consolidated income, consolidated stockholders' equity, and consolidated cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1995 and June 24, 1994 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
July 28, 1995

   Corporate Officers

   Richard H. Rhoads
   William C. Lowe
   Edward M. Bolesky,
   Timothy D. Althof,
   Sally C. Davis,
   Robert S. Brown, Jr.
   Gerald G. Kokos,
   Russell V. Corsini, Jr.,
   Kenneth R. Kaisen,
   Michael F. Dowd
   John F. Fairbanks,
   Peter J. Zarrilla
   Linda A. Jacobs,
   Thomas W. Freeze,
   Steven G. Schlerf (Not Pictured)


Page 28 Photographs of NEBS Corporate Officers: Richard H. Rhoads, William C. Lowe, Edward M. Bolesky, Timothy D. Althof,
              Sally C. Davis, Robert S. Brown, Jr., Gerald G. Kokos, Russell V. Corsini, Jr., Kenneth R. Kaisen, Michael F. Dowd, John F. Fairbanks, Peter J. Zarrilla, Linda A. Jacobs, and Thomas W. Freeze

Corporate Information
Board of Directors

Richard H. Rhoads
Chairman of the Board,
New England Business Service, Inc.

Peter A. Brooke
Chairman and
Chief Executive Officer, Advent International Corporation

Benjamin H. Lacy
President,
Clipper Ship Foundation, Inc.

William C. Lowe
President,
Chief Executive Officer,
New England Business Service, Inc.

Robert J. Murray
Executive Vice President,
North Atlantic Group,
The Gillette Company

Frank L. Randall, Jr.
Vice Chairman (retired),
North American Phillips Corporation

Jay R. Rhoads, Jr.
Chairman of the Board (retired), New England Business Service, Inc.

Brian E. Stern
President,
Personal Document Products Division,
Xerox Corporation

Board Committees

Executive Committee
Benjamin H. Lacy
William C. Lowe
Richard H. Rhoads

Audit Committee
Peter A. Brooke
Benjamin H. Lacy
Robert J. Murray

Nominating Committee
Frank L. Randall, Jr.
Jay R. Rhoads, Jr.

Organization and
Compensation Committee
Peter A. Brooke
Benjamin H. Lacy
Robert J. Murray

Stock Option Committee
Peter A. Brooke
Robert J. Murray

NEBS Foundation Directors
Peter A. Brooke
Benjamin H. Lacy
Jay R. Rhoads, Jr.

Corporate Officers

William C. Lowe
President,
Chief Executive Officer

Timothy D. Althof
Vice President,
Corporate Controller

Edward M. Bolesky
Vice President-
General Manager,
Business Solutions
and Operations

Robert S. Brown, Jr.
Vice President-
General Manager, Subsidiaries

Russell V. Corsini, Jr.
Vice President,
Chief Financial Officer

Sally C. Davis
Vice President-
Business Planning
and Development

Michael F. Dowd, Esq.
Vice President-
General Manager, Corporate Marketing
and Strategy

John F. Fairbanks
Treasurer and Secretary

Thomas W. Freeze
Vice President- Finance and Administration,
Image Products

Linda A. Jacobs
Vice President-
General Manager,
Image Products

Kenneth R. Kaisen
Vice President- General Manager, Business Solutions Marketing and Information Systems

Gerald G. Kokos
Vice President-
General Manager,
Software and Services

Steven G. Schlerf
Vice President- Image Manufacturing and Product Development

Peter J. Zarrilla
Vice President-
Human Resources

Corporate Office

NEBS
500 Main Street
Groton, MA 01471
Telephone:
508-448-6111

Annual Meeting

The annual meeting of
stockholders will be held
on Friday, October 27, 1995 at 10:00 am. at the Company's offices in Groton, Massachusetts.

Form 1O-K Available

A copy of the annual report filed with the Securities and Exchange Commission on Form
10-K is available to
shareholders, without charge, upon written request to:
John F. Fairbanks
Treasurer and Secretary
NEBS
500 Main Street
Groton, MA 01471

Legal Counsel

Hill & Barlow, a Professional Corporation,
One International Place
Boston, Massachusetts

Auditors

Deloitte & Touche LLP
125 Summer Street
Boston, Massachusetts

Transfer Agent and Registrar

The First National
Bank of Boston
100 Federal Street
Boston, Massachusetts

New England Business Service, Inc.
500 Main Street, Groton, Massachusetts 01471

Printed on Recycled Paper
40% Pre-Consumer Content
10% Post-Consumer Content


          Outside Back Cover        Graphics of NEBS logo